UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

GenMark Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

372309 104

(CUSIP Number)

June 3, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372309104

(1)	Name of reporting person Christopher Gleeson
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 1,699,426 (1) (2)
(6) Shared voting power 0
(7) Sole dispositive power 1,699,426 (1) (2)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 1,699,426 (1) (2)
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 14.5%
(12)	Type of reporting person IN

(1)	Includes immediately exercisable warrants to purchase 88,317 shares of common stock and options to purchase 17,359 shares of common stock which are currently exercisable or exercisable within 60 days of June 3, 2010.

(2)	Includes 1,562,565 shares held by the Gleeson Family Trust. Mr. Gleeson is trustee of the Gleeson Family Trust and has sole voting and dispositive power over the shares.

(Page 2 of 7 Pages)

CUSIP No. 372309104

(1)	Name of reporting person Gleeson Family Trust
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 1,562,565
(6) Shared voting power -0-
(7) Sole dispositive power 1,562,565
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 1,562,565
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 13.3%
(12)	Type of reporting person OO

(Page 3 of 7 Pages)

CUSIP No. 372309104

Item 1(a).	Name of Issuer:

GenMark Diagnostics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Office:

757 S. Raymond Avenue

Pasadena, CA 91105

Item 2(a).	Name of Persons Filing:

Christopher Gleeson

Gleeson Family Trust

Item 2(b).	Address of Principal Business Office of Persons Filing:

13979 N. Stone Gate Place

Oro Valley, AZ 85755

Item 2(c).	Citizenship or Place of Organization of Persons Filing:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

372309 104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

(Page 4 of 7 Pages)

CUSIP No. 372309104

Item 4.	Ownership.

Based upon information set forth in the Issuer’s 424(b)(4) prospectus filed with the Securities and Exchange Commission on June 3, 2010, there were 11,723,512 shares of the Issuer’s common stock outstanding as of the closing of the Issuer’s initial public offering on June 3, 2010. The ownership percentages stated below are based upon this amount of outstanding shares.

Mr. Gleeson, a director of the Issuer, is the trustee of the Gleeson Family Trust and may be deemed to have voting and investment power over the 1,562,565 shares of the Issuer’s common stock directly held by the Gleeson Family Trust. Mr. Gleeson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(a)	Amount beneficially owned by Mr. Gleeson: 1,699,426 shares

Amount beneficially owned by Gleeson Family Trust: 1,562,565 shares

(b)	Percent of class owned by Mr. Gleeson: 14.5%

Percent of class owned by Gleeson Family Trust: 13.3%

(c)	Number of shares as to which Mr. Gleeson has:

(i) Sole power to vote or to direct the vote: 1,699,426

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,699,426

(iv) Shared power to dispose or to direct the disposition of : 0

Number of shares as to which Gleeson Family Trust has:

(i) Sole power to vote or to direct the vote: 1,562,565

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,562,565

(iv) Shared power to dispose or to direct the disposition of : 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

(Page 5 of 7 Pages)

CUSIP No. 372309104

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 6 of 7 Pages)

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 14, 2010

/S/ CHRISTOPHER GLEESON
Christopher Gleeson

Gleeson Family Trust.

By:	/S/ CHRISTOPHER GLEESON
Name:	Christopher Gleeson
Title:	Trustee